

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 30, 2020

Meg Broderick
General Counsel
Desktop Metal, Inc.
63 3rd Avenue
Burlington, MA 01803

>   **Re: Desktop Metal, Inc.**
>   **Registration Statement on Form S-1**
>   **Filed December 23, 2020**
>   **File No. 333-251653**

Dear Ms. Broderick:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Michael C. Foland, Attorney-Advisor, at (202) 551-6711 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Emily Taylor